

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2024

Rodolfo Guerrero Angulo
Chief Executive Officer
Tofla Megaline Inc.
Manzanillo 33. Local E, Col. Roma Norte
Mexico, 06700

Re: Tofla Megaline Inc.
Form 10-K filed on October 30, 2023
File No. 000-56549

Dear Rodolfo Guerrero Angulo:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K filed on October 31, 2023

Item 9A. Controls and Procedures, page 22

1. Please disclose the conclusions of your principal executive officer and principal financial officer regarding the effectiveness of your *disclosure controls and procedures* as of the end of the period covered by this report. Refer to Items 307 of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology